

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Michael Sonnenshein
Chief Executive Officer
Grayscale Digital Large Cap Fund LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Digital Large Cap Fund LLC**
> **Registration Statement on Form 10-12G**
> **Filed May 13, 2021**
> **File No. 000-56284**

Dear Mr. Sonnenshein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance